AMENDMENT TO THE BY-LAWS OF

NORTHWESTERN MUTUAL SERIES FUND, INC.

Adopted Effective June 5, 2019

Effective June 5, 2019, the penultimate sentence of Article III, Section 3.01 of the Series Fund By-laws is amended to read as follows:

“A Director shall retire at the end of the calendar year in which the first of the following two events occurs: (i) he or she attains the age of seventy-three (73), or (ii) he or she has served a term or successive terms totaling fifteen (15) years, commencing on the date of his or her election or appointment to the Board.”